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FORM OF TAX OPINION

[__], 2025

Board of Trustees

Baron Select Funds

Baron FinTech Fund

767 Fifth Avenue, 49th Floor

New York, NY 10153

Board of Trustees

Baron ETF Trust

Baron Financials ETF

767 Fifth Avenue, 49th Floor

New York, NY 10153

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Baron FinTech Fund (the “Acquired Fund”), a series of Baron Select Funds, a Delaware statutory trust (the “Acquired Fund Trust”), to Baron Financials ETF (the “Acquiring Fund”), a series of Baron ETF Trust, a Delaware statutory trust (the “Acquiring Fund Trust”), and to the holders (the “Acquired Fund Shareholders”) of shares of the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of [_], 2025, executed by the Acquiring Fund Trust on behalf of the Acquiring Fund and by the Acquired Fund Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund and cash paid in lieu of fractional Acquiring Fund Shares in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Plan.

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For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Form N-14 filed by the Acquiring Fund Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund Trust on behalf of the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund Trust on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.

The acquisition by the Acquiring Fund of all of the properties of the Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all Liabilities of the Acquired Fund by the Acquiring Fund followed by the distribution of Acquiring Fund Shares and cash in lieu of fractional shares to the Acquired Fund Shareholders in exchange for their shares in complete liquidation and termination of the Acquired Fund will constitute a tax-free reorganization under section 368(a) of the Code. The Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of section 368(b) of the Code;

2.

Under sections 361 and 357(a) of the Code, the Acquired Fund will not recognize gain or loss upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund in exchange solely for the assumption of all the Acquired Fund’s Liabilities and the Acquiring Fund Shares, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code;

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3.	The Acquired Fund will not recognize gain or loss upon the distribution to the Acquired Fund Shareholders of the Acquiring Fund Shares received by the Acquired Fund in the Reorganization;

4.

The Acquiring Fund will recognize no gain or loss upon receiving the Assets of the Acquired Fund in exchange solely for the assumption of all Liabilities of the Acquired Fund and the issuance of the Acquiring Fund Shares;

5.

The Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for their shares (except with respect to cash received in lieu of fractional shares);

6.

The aggregate basis of the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of the Acquired Fund Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to fractional shares for which cash is received);

7.

An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held shares of the Acquired Fund surrendered in exchange therefor, provided that the Acquired Fund Shareholder held the shares as a capital asset on the date of Reorganization;

8.	The tax basis of the Assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization;

9.	The holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund; and

10.	The Acquired Fund’s tax attributes enumerated in section 381(c) of the Code will be taken into account by the Acquiring Fund without limitation.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to

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the federal income tax consequences of the Reorganization to (1) the Acquired Fund with respect to contracts described in section 1256(b) of the Code or stock in a passive foreign investment company, as defined in section 1297(a) of the Code, and (2) the Cash-Out Shareholders whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Fund Shares held by them because such shareholders do not hold their Acquired Fund Shares through an account that can accept the Acquiring Fund Shares on the date of the Reorganization.

We hereby consent to the filing of this tax opinion as an exhibit to the Form N-14 and to all references to our firm therein with respect to the tax opinion.

Very truly yours,